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                                  Appendix A
                          As Revised October 27, 2000


The following are the Funds for which Investment Company Capital Corp. ("ICC") shall act as accounting services agent under the terms and conditions of an Accounting Services Agreement among ICC, Deutsche Asset Management, Inc. and Morgan Grenfell Investment Trust dated September 1, 2000.

Short-Term Fixed Income
Short-Term Municipal Bond
Municipal Bond
Fixed Income
Total Return Bond